Exhibit 99.1

Park Ha Biological Technology Co., Ltd. announces strategic partnership with Cloud Factory Technology Holdings Limited (02512.HK) to build an AI-driven ecosystem for the beauty industry.

Wuxi, China, June 23, 2026 (GLOBE NEWSWIRE) -- Park Ha Biological Technology Co., Ltd. (NASDAQ: BYAH) (“Park Ha Biological” or the “Company”) announced that the Company has established a comprehensive strategic partnership with Cloud Factory Technology Holdings Limited (02512.HK), a company listed on The Stock Exchange of Hong Kong (“Cloud Factory”). The two parties will jointly develop a specialized AI-driven ecosystem tailored for the beauty industry, leveraging cross-domain technological collaboration to transcend traditional growth limitations in the sector and usher in a new era of AI-powered, lean operations.

The traditional offline beauty business model has long faced widespread operational challenges, including uneven customer distribution, excessive repetitive back-office tasks, and inventory management relying heavily on manual expertise. Relying solely on expanding new stores has progressively limited room for operational improvement. This collaboration aims to leverage AI computing capabilities to integrate accumulated brand operational data, implement digital operational tools, and enhance the efficiency of human and spatial resource utilization at both headquarters and store levels in a phased manner.

As an integrated technology provider spanning Internet Data Center (IDC) solutions, edge computing, and large-scale AI model adaptation platforms, Cloud Factory boasts extensive technical expertise and robust industry deployment capabilities. Leveraging its solid industrial technological foundation, the company has established long-term, stable, and deep collaborative partnerships with leading enterprises such as AMD and MetaX. Park Ha Biological, for its part, contributes deep domain expertise in skincare product development, franchise operations, and customer lifecycle management. By leveraging the complementary core strengths of both parties, the newly implemented vertical smart system for the beauty industry will achieve a comprehensive intelligent transformation of the brand management framework through two key dimensions: enhancing organizational efficiency and innovating store space utilization efficiency.

To enhance organizational efficiency, the system leverages intelligent data analytics, automated content generation, and smart research/reporting frameworks to eliminate extensive repetitive tasks. This is expected to boost backend operational efficiency in planning, operations, and marketing by up to 1.5 times in pilot implementations, enabling core teams to focus on high-value initiatives such as strategic planning, brand evolution, and system development, thereby optimizing talent allocation and decision-making speed.

Moving from back-office to front-of-house operations, in terms of store space efficiency optimization, leveraging big data analysis of customer traffic and intelligent scheduling algorithms, the system dynamically generates reference solutions for appointment management and staff shift optimization, helping stores balance reception arrangements across different time periods and mitigate resource underutilization during operating hours.

Beyond store-level optimization, the system also addresses supply chain and asset efficiency at a broader scale. At the supply chain and asset efficiency level, the AI-powered inventory system leverages real-time consumption data from retail outlets to accurately forecast demand and perform intelligent dynamic allocation, significantly enhancing overall inventory turnover efficiency while effectively reducing stock buildup, minimizing capital tie-up, and freeing up warehouse space in stores. Furthermore, by fully leveraging customer value throughout their lifecycle, it provides precise support across the entire customer journey—from acquisition and retention to order upselling and repeat purchases—achieving the lean operational goal of “maintaining current physical space while continuously boosting per-store revenue.”

This strategic collaboration marks a pivotal milestone for Park Ha Biological in transitioning from traditional “scale expansion-driven growth” to “data-driven, intelligent, and lean operational growth.” Moving forward, the Company will continue leveraging AI technology as its core growth engine, deeply integrating Cloud Factory’s smart manufacturing and supply chain capabilities, while continuously optimizing service standards, refining business models, enhancing user experience, and strengthening industry competitiveness. Amid the wave of digital transformation in the beauty sector, Park Ha Biological is committed to achieving sustainable, stable, and high-quality growth driven by technological innovation.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare product sales and franchise promotion under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of October 31, 2025, the Company has five directly operated stores and 22 franchisees in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects, “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

ir_parkha@163.com